INOVA TECHNOLOGY
2300 W. Sahara Ave. Suite 800 Las Vegas, NV 89102

October 26, 2011

Re: October 26 comment letter

Ms. Ransom,

Below are the responses to your letter:

1.

We note your response to comment one in our letter dated October 12, 2011. Please file the amendments to your articles of incorporation as exhibits to either a Form 8- K required to be filed pursuant to Item 5.03 or an annual report on Form 10-K pursuant to Item 601(b)(3) of Regulation S-K, as indicated in comment four in our letter dated July 19, 2011.

We have filed an 8K that includes the amendments to the articles of incorporation

2.

We note your response to comment two in our letter dated October 12, 2011. Your amended Form 10-Q for the period ended July 31, 2011 does not include the certifications required by Exchange Act Rule 13a-14(b) and Item 601(b)(32) of Regulation S-K. Please refile the entire amended Form 10-Q along with all the required certifications.

We have filed an amended 10Q to reflect these changes

We acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 617-549-9220 if you have further questions.

Regards,

/s/ Bob Bates
Bob Bates